Organigram Reports Second Quarter Fiscal 2022 Results

Achieves positive Adjusted EBITDA two quarters earlier than expected driven by record high net revenue for the Company of $31.8 million and a top 3 national market share position among Canadian LPs.

HIGHLIGHTS
•Achieved gross revenue of $43.9 million, up 128% from the same prior-year period and consistent with Q1 Fiscal 2022, despite the impact of seasonality
•Continued record growth in net revenue, reaching $31.8 million, the highest in the history of the Company, up 117% from $14.6 million in the same prior-year period and 5% from $30.4 million in Q1 Fiscal 2022
•Achieved positive Adjusted EBITDA of $1.6 million, two quarters ahead of the Company's initial estimate
•Reached 8.2% market share1 in February 2022, the #3 position among Canadian licensed producers for the second month in a row1
•Maintained #1 position in dried flower, the largest category, which represents approximately half of the Canadian cannabis market1
•Launched 18 new products, including extensions to the SHRED'ems gummies line and two new premium strains to the Edison brand, bringing the total number of core SKUs in market to 69
•Shipped 1,692 kilograms of high margin flower to Israel and Australia, marking the highest quarterly International B2B shipments in the history of the Company
•Acquired Quebec-based hash and craft cannabis producer Laurentian, an immediately accretive transaction providing the Company with a broadened product portfolio and increased footprint in Quebec
•Increased investment in Hyasynth, a pioneer in cannabinoid science. Once Hyasynth commences commercial production, the Company has the option to purchase Hyasynth’s proprietary biosynthesis-generated cannabinoids at a discount to the wholesale market price
•Launched SHRED-X vapes, 510 vape cartridges with flavour profiles inspired by the unique flavours of the SHRED milled flower products
•Received $6.3 million investment from BAT through the exercise of its rights pursuant to an Investor Rights Agreement with BAT, to enhance its equity ownership position in the Company from 18.8% to 19.4% as at the date hereof
•Subsequent to quarter-end, leveraged the high visibility of the SHRED brand to introduce two new products. SHRED-X kief-infused blends, is a 50%/50% blend of kief and the popular SHRED milled flower – yet another innovative product that combines potency and flavour with convenience, and SHRED'ems POP!, gummies in the classic pop flavours of cola, root beer and cream soda

TORONTO, ON, April 12, 2022 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the second quarter ended February 28, 2022 (“Q2 Fiscal 2022”).

“The culture of innovation and consumer focus we are building at Organigram has enabled us to not only create brands that are embraced by consumers, but continually innovate within those brands and across multiple product lines. We expect that leveraging these brands will allow us to continue
1 Hifyre data extract from March 25, 2022

to drive market share,” said Beena Goldenberg, Chief Executive Officer. “In addition to our continued success at building beloved brands, our ability to increase sales in international markets and capitalize on our accretive acquisitions, such as Laurentian and EIC, continue to contribute to our solid gains in market presence and sales growth."

“We are also progressing well with the Laurentian integration. In less than three months we have been able to significantly increase distribution and begin to implement the synergies planned at acquisition. Automation to optimize production is also underway and expected to be complete by the end of Fiscal 2022,” added Goldenberg.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q2-2022	Q2-2021	% Change
Gross revenue	43,934	19,292	128%
Excise taxes	(12,098)	(4,649)	160%
Net revenue	31,836	14,643	117%
Cost of sales	24,955	31,146	(20)%
Gross margin before fair value changes to biological assets & inventories sold	6,881	(16,503)	nm
Realized fair value on inventories sold and other inventory charges	(5,314)	(7,208)	nm
Unrealized gain (loss) on changes in fair value of biological assets	7,502	6,516	nm
Gross margin	9,069	(17,195)	nm
Adjusted gross margin[1]	8,255	(680)	nm
Adjusted gross margin %[1]	26%	(5)%	nm
Selling (including marketing), general & administrative expenses[2]	13,998	10,329	36%
Adjusted EBITDA[1]	1,556	(7,840)	nm
Net loss	(4,047)	(66,389)	nm
Net cash used in operating activities	(803)	(10,430)	nm

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company’s Q2 Fiscal 2022 MD&A for definitions and a reconciliation to IFRS.
2 Excluding non-cash share-based compensation.
nm - not meaningful

Select Balance Sheet Metrics (in $000s)	FEBRUARY 28, 2022	AUGUST 31, 2021	% Change
Cash & short-term investments	150,745	183,555	(18)%
Biological assets & inventories	56,187	48,818	15%
Other current assets	29,627	28,242	5%
Accounts payable & accrued liabilities	25,551	18,952	35%
Current portion of long-term debt	80	80	—%
Working capital	189,597	234,349	(19)%
Property, plant & equipment	240,924	235,939	2%
Long-term debt	192	230	(17)%
Total assets	585,102	554,017	6%
Total liabilities	71,716	74,212	(3)%
Shareholders’ equity	513,386	479,805	7%

“The additional revenue from Laurentian, and continued growth in recreational and B2B sales, combined with improving margins through improved operational efficiencies, allowed us to achieve positive Adjusted EBITDA two quarters earlier than originally projected,” stated Derrick West, Chief Financial Officer. "Our strong balance sheet and cash position as well as the completion of our facility expansion to meet market demand, positions us well to deliver sustained value to our shareholders.”

Key Financial Results for the Second Quarter Fiscal 2022

•Net revenue:
◦Compared to the prior year, net revenue increased 117% to $31.8 million, from $14.6 million in Q2 Fiscal 2021. The increase was primarily due to an increase in adult-use recreational revenue and international revenue, partly offset by lower average net selling price (“ASP”) due to product mix and a decrease in medical revenue.

•Cost of sales:
◦Q2 Fiscal 2022 cost of sales decreased by 20% to $25.0 million, from $31.1 million in Q2 Fiscal 2021. The decrease to cost of sales during a period when there was a large increase in sales was due to lower production costs, the elimination of unabsorbed overheads and significantly reduced inventory provisions.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q2 Fiscal 2022 margin improved to $6.9 million from negative $16.5 million in Q2 Fiscal 2021 largely due to higher net revenue and lower cost of sales as described above.

•Gross margin:
◦Q2 Fiscal 2022 gross margin increased to a positive result from negative Q2 Fiscal 2021 gross margin largely due to higher Q2 Fiscal 2022 gross margin before fair value changes to biological assets and inventories sold as described above, as well as net non-cash negative fair value changes to biological assets and inventories sold in Q2 Fiscal 2022.

•Adjusted gross margin2:
◦Q2 Fiscal 2022 adjusted gross margin was $8.3 million, or 26% of net revenue, compared to negative $0.7 million, or -5%, in Q2 Fiscal 2021. This was largely due to the higher overall sales volumes combined with lower cost of production.

•Selling, general & administrative (SG&A) expenses:
◦Q2 Fiscal 2022 SG&A expenses increased to $14.0 million from $10.3 million in Q2 Fiscal 2021, primarily due to the higher spend to support the growth to the business combined with the acquisition of Laurentian.

•Adjusted EBITDA3:
◦Q2 Fiscal 2022 adjusted EBITDA improved to positive $1.6 million compared to negative $7.8 million in Q2 Fiscal 2021, primarily due to the increase in adjusted gross margins, partially offset by the increase in SG&A expenses.

•Net loss:
◦Q2 Fiscal 2022 net loss was $4.0 million, compared to a net loss of $66.4 million in Q2 Fiscal 2021, the reduction in the net loss is primarily due to the higher sales and gross margins in the current quarter.

2 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q2 2022 MD&A for definitions and a reconciliation to IFRS.
3 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company’s Q2 2022 MD&A for definitions and a reconciliation to IFRS.

•Net cash used in operating activities:
◦Q2 Fiscal 2022 net cash used in operating activities was $5.3 million: this was primarily driven by the increase in inventories. In Q2 Fiscal 2021, net cash used in operating activities was $10.4 million, which was primarily driven by the loss from operations.

The following table reconciles the Company's adjusted EBITDA.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q2-2022	Q2-2021
Net loss as reported	$(4,047)	$(66,389)
Add/(Deduct):
Financing costs, net of investment income	(217)	669
Income tax recovery	(97)	—
Depreciation, amortization, and gain (loss) on disposal of property, plant and equipment (per statement of cash flows)	11,024	5,222
Impairment of intangible assets	—	—
Impairment of property, plant and equipment	2,000	—
Share of loss and impairment loss from loan receivable and investments in associates	499	844
Unrealized (gain) loss on changes in fair value of contingent consideration	666	154
Realized fair value on inventories sold and other inventory charges	5,314	7,208
Unrealized gain (loss) on change in fair value of biological assets	(7,502)	(6,516)
Share-based compensation (per statement of cash flows)	877	1,167
COVID-19 related charges, net of government subsidies	—	(2,709)
Legal provisions	—	500
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(10,633)	37,659
Incremental fair value component of inventories sold from acquisitions	663	—
Acquisition transaction costs	1,148	—
Provisions and impairment of inventories and biological assets and provisions of inventory to net realizable value	711	13,549
Research and development expenditures	1,150	802
Adjusted EBITDA	$1,556	$(7,840)

The following table reconciles the Company's adjusted gross margin:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q2-2022	Q2-2021
Net revenue	$31,836	$14,643
Cost of sales before adjustments	23,581	15,323
Adjusted Gross margin	8,255	(680)
Adjusted Gross margin %	26%	(5)%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	686	10,050
Provisions to net realizable value	25	3,499
Incremental fair value component on inventories sold from acquisitions	663	—
Unabsorbed overhead	—	2,274
Gross margin before fair value adjustments	6,881	(16,503)
Gross margin % (before fair value adjustments)	22%	(113)%
Add/(Deduct): Realized fair value on inventories sold and other inventory charges	(5,314)	(7,208)
Unrealized gain on changes in fair value of biological assets	7,502	6,516
Gross margin(1)	9,069	(17,195)
Gross margin %(1)	28%	(117)%

Canadian Recreational Market

SHRED X 510 vape cartridges
•In February 2022, the Company launched SHRED X vape cartridges in the 510 format. This new line of vapes is offered in flavours of the popular milled flower product: Tropic Thunder, Megamelon and Gnarberry, and are blended with a unique terpene blend to create a true cannabis flavour.

SHRED X kief-infused blends
•Building on its leadership position with SHRED, the best selling milled flower product, the Company in March introduced a new innovative product consisting of a 50%/50% blend of SHRED combined with high quality kief. SHRED-X combines the convenience of milled flower with the higher potency of kief.

Edison new strains
•The Company solidified the premium positioning of Edison, its flagship brand, by introducing two new strains of premium flower to its lineup. This includes Edison Kush Cakes, an indica-dominant cultivar with a high potency of 22-28% THC, and Edison Frozen Lemons, a sativa-dominant strain with a lemon flavour and aroma, and a potency of 20-26% THC.
SHRED'ems line extensions
•SHRED'ems gummies, launched in August 2021, leveraged the popularity of the Company's SHRED milled flower products, and quickly grew to a #3 position4 in the gummies category. Building on the success of the initial launch, the Company launched five new flavours, bringing a total of eight SHRED'ems SKUs to the market.

Big Bag O' Buds line extension
•To further differentiate its offering in the value segment, the Company introduced Pink Cookies to its Big Bag 'O Buds product line. Pink Cookies is an indica-dominant strain with a potency of 18-24% THC. The Company now has five core Big Bag 'O Buds SKUs available in the market, reflecting increasing consumer demand for variety in the value segment.

Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•In Fiscal 2021, Organigram launched the PDC with BAT which was established to focus on research and product development activities for the next generation of cannabis products, with an initial focus on CBD. R&D efforts are progressing well and the Company will be applying these discoveries and deep scientific knowledge to both strengthen its existing in market products, as well as the development of novel and new consumer-centric innovations.

Plant Science, Breeding and Genomics R&D in Moncton
•Organigram’s cultivation program is a key strategic advantage for the Company and focuses on cultivating a pipeline of unique and sought-after genetics, maximizing flower quality in terms of THC yield, terpene profiles and general plant health to meet evolving consumer demand. The Company is aggressively expanding its in-house breeding program, and will be launching the first of many in-house genetic in the coming months.

Strategic Investment in Hyasynth Biologicals Inc. ("Hyasynth")
4 Hifyre data extract from March 25, 2022

•Following the most recent investment of $2.5 million in December 2021, Organigram has invested a total of $10 million in Hyasynth through the participation in three tranches of convertible debentures. The Company has appointed two nominees to Hyasynth’s Board of Directors and has the option to purchase Hyasynth produced cannabinoids at a discount to the wholesale market price for a period of ten years from the date of Hyasynth’s commencement of commercial production.

International

•In Q2 Fiscal 2022, the Company made two international shipments. In February, the Company shipped 1,692 kilograms of dry flower to Israel under its agreement with Canndoc and to Australia through Cannatrek.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) have increased momentum, but the timing and outcome remain difficult to predict. Organigram continues to monitor and develop a potential U.S. THC strategy and evaluate CBD entry opportunities in the United States.

Liquidity and Capital Resources

•On February 28, 2022, the Company had unrestricted cash and short-term investments balance of $151 million compared to $184 million at August 31, 2021.

•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	FEBRUARY 28, 2022	AUGUST 31, 2021
Current and long-term debt	272	310
Shareholders’ equity	513,386	479,805
Total debt and shareholders’ equity	513,658	480,115
in 000s
Outstanding common shares	313,690	298,786
Options	7,783	7,797
Warrants	16,944	16,944
Top-up rights	6,382	6,559
Restricted share units	1,352	1,186
Performance share units	269	472
Total fully-diluted shares	346,420	331,744

Outstanding basic and fully diluted share count as at April 11, 2022 is as follows:

in 000s	APRIL 11, 2022
Outstanding common shares	313,690
Options	7,764
Warrants	16,944
Top-up rights	6,541
Restricted share units	1,352
Performance share units	269
Total fully-diluted shares	346,560

Outlook5

Net revenue
•Organigram currently expects Q3 Fiscal 2022 revenue to be higher than Q2 Fiscal 2022. This expectation is largely due to ongoing sales momentum, stronger forecasted market growth, the Company's expanded product line in multiple segments, greater capacity to meet demand at the Moncton Campus, increased throughput at the Winnipeg facility and the Laurentian acquisition.

•Net revenue growth is expected from the Company’s products as evidenced by Organigram’s growing national adult-use recreational retail market share (“market share”) from 7.6% in Q1 of September 2021 to 8.4% in March 20226.

•In addition, the continuation of shipments to Canndoc in Israel and Cannatrek in Australia is expected to generate higher sequential revenue in Fiscal 2022 as compared to Fiscal 2021. The Company believes it is better equipped to fulfill demand in Fiscal 2022 with larger harvests expected compared to Fiscal 2021. Revenues in Fiscal 2022 to date included two shipments to Canndoc that totaled approximately $7.0 million, and one shipment to Cannatrek for approximately $1.0 million. Orders received from other international customers support the Company’s expectation of continued revenue growth from Fiscal 2021 to Fiscal 2022.

•Organigram expects to be positioned to generate further revenue growth from the production of soft chews/gummies and other edible products.

•The Company also expects to realize additional revenue through the recent acquisition of Laurentian and will make growth-focused capital expenditures at Laurentian which have the potential to further increase EBITDA generation. Since the acquisition, the Company has accelerated the distribution and sale of Tremblant Cannabis, its flagship hash brand in Ontario, increasing distribution from 25% to 40% of retail stores and growing quarterly sales by 21% compared to Laurentian's sales in the three months ended November 30, 2022. By leveraging Organigram’s industry-leading national distribution and field sales network, Laurentian products will be available in all Canadian provinces in Fiscal 2022.
5 The disclosure in this section are subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q2 Fiscal 2022 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of second quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q2 Fiscal 2022 MD&A.

6 Hiyre data extract from April 4, 2022

Adjusted gross margins
•The Company expects to see a sequential improvement in adjusted gross margins in Q3 Fiscal 2022 and has put measures in place that it expects will further improve margins over time.

•The overall level of Q3 Fiscal 2022 adjusted gross margins versus Q2 Fiscal 2022 will also be dependent on other factors, including product category and brand sales mix.

•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Economies of scale and efficiencies gained as it continues to scale up cultivation, including the grow rooms that will be available after completing the construction of Phase 4C of the Moncton Campus;
◦Changes to its growing and harvesting methodologies, design improvements and environmental enhancements which should improve operating conditions of the Moncton Campus, resulting in higher-quality flower and improved yields;
◦Continued investment in automation which will drive cost efficiencies and reduce dependence on manual labor;
◦Continued investment in the Edison brand, including product innovations across multiple categories and increased investment in building brand equity within the premium segment, both geared toward securing higher margins;
◦Additional innovative product launches such as Edison Jolts, SHRED'ems, Monjour and most recently SHRED X kief-infused blends, which represent new potential avenues for growth with expected attractive long-term margin profiles for the Company; and
◦Margin contribution from the addition of the Laurentian portfolio of products.

Second Quarter Fiscal 2022 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    April 12, 2022
Time:    8:00am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/457187993

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting

Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company’s Q2 Fiscal 2022 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding gross margins in Fiscal 2022, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd. and Cannatrek Ltd.; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, changing listing practices, ability to manage costs, timing and conditions to receiving any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company’s internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment and commissioning, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated April 11, 2022 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Marketing and Communications megan.mccrae@organigram.ca